UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
or
☐     TRANSITION REPORT PURUSANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  _________ to  _________.
Commission file number 1-6402-1

SCI 401(k) RETIREMENT SAVINGS PLAN
(Full title of the plan)

SERVICE CORPORATION INTERNATIONAL
(Name of issuer of the securities held pursuant to the plan)
1929 Allen Parkway
Houston, Texas 77019
(Address of the plan and address of issuer’s principal executive offices)

2 Service Corporation International

Report of Independent Registered Public Accounting Firm
To the Administrative Committee
SCI 401(k) Retirement Savings Plan
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SCI 401(k) Retirement Savings Plan as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of SCI 401(k) Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, Line 4i- schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ HARPER & PEARSON COMPANY, P.C.

We have served as the Plan's auditor since 2001.

Houston, Texas
June 29, 2020

FORM 11-K 3

FINANCIAL STATEMENTS
SCI 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets:
Investments
Common trust funds	$727,691,140	$594,672,204
Registered investment companies	199,607,589	159,153,556
Interest-bearing cash	139,889	229,532
SCI common stock	149,890,048	143,570,388
Self directed accounts	18,482,521	14,647,833
Total investments	1,095,811,187	912,273,513
Receivables:
Employer contributions	—	455,000
Participant loans	26,157,973	24,672,315
Total assets	1,121,969,160	937,400,828
Liabilities:
Excess contributions payable	17,001	—
Total liabilities	17,001	—
Net assets available for benefits	$1,121,952,159	$937,400,828

The accompanying notes are an integral part of these financial statements.

4 Service Corporation International

SCI 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2019
Additions to net assets attributed to:
Contributions:
Employer	$39,088,978
Participants	57,281,011
Rollovers from other qualified plans	4,486,901
Total contributions	100,856,890
Investment income:
Dividend and interest income	14,378,117
Net change in the fair value of investments	173,778,639
Total investment income	188,156,756
Participant loan interest	1,384,007
Total additions to net assets	290,397,653
Deductions from net assets attributed to:
Distributions to participants	104,427,796
Administrative expenses	1,382,002
Total deductions from net assets	105,809,798
Net increase	184,587,855
Transfers to/(from) the plan, net	(36,524)
Net assets available for benefits at the beginning of the period	937,400,828
Net assets available for benefits at the end of the period	$1,121,952,159

The accompanying notes are an integral part of these financial statements.

FORM 11-K 5

SCI 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

1.    Plan Description
General
The following description of the SCI 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

The Plan was established July 1, 2000 as a defined contribution plan for the exclusive benefit of Service Corporation International's (SCI or the Company) United States non-union employees, and has since been amended on an as-needed basis through the date of this report. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan's assets are held by Charles Schwab Bank and participant accounts are maintained by Charles Schwab Bank. SCI serves as Plan Sponsor.

Contributions

Eligible employees can participate in the Plan after completing two months of service and attaining age 18. Employees covered by a collective bargaining agreement in which retirement benefits are provided are not eligible to participate in the Plan. The election to contribute to the Plan is voluntary. Employees are initially enrolled in the Plan, after meeting eligibility criteria, contributing 4% of pretax annual compensation, unless participation is specifically rejected by such employees. Participants may contribute up to a maximum of 50% of pretax annual compensation. Effective July 1, 2014, the Plan was amended to allow Roth contributions. Each individual's participant contributions were limited to $19,000 in 2019. An additional catch-up contribution up to $6,000 was allowed for employees aged 50 and over.

The Company contributes a matching amount up to 6% of the participant's pretax annual compensation. The percentage of the match is based on years of vesting service with the Company and ranges from 75% to 125% of the employee's eligible contribution as described in the table below. Additional amounts may be contributed at the Company's discretion. There were no discretionary Company contributions for the year ended December 31, 2019.

Participant's Completed Years of Service	Matching Percentage
Less than 6 years	75%
Greater than 6 years and less than 11 years	100%
11 or more years	125%
Participant Accounts
Participant account balances are valued based upon the number of units or shares of each investment fund owned by the participants. Each participant's account is credited with the participant's contribution, the Company's contributions, and a pro rata share of the earnings of each fund in which the participant has invested. Forfeited balances of terminated participants' non-vested accounts are used to reduce administrative expenses and future Company contributions. For the year ended December 31, 2019, forfeited balances applied to reduce the December 31, 2018 employer true up contribution amounted to $1,946,962 and forfeited balances used to pay administrative expenses amounted to $84,460. At December 31, 2019, there were forfeitures in the amount of $1,809,719 available and utilized to offset the employer true up contribution funded in 2020.

6 Service Corporation International

Vesting
Participants are fully vested in their deferred salary, rollover contributions, and related earnings. Participants are not vested in Company contributions and related earnings until they complete three years of service with the Company, thus becoming 100% vested.
Participant Loans
Participants may borrow from their accounts up to one half of their vested account balance to a maximum of $50,000. The minimum amount that may be borrowed is $1,000. Loans are to be repaid within five years, or longer if the loan is used to purchase a primary residence. The loans are secured by the balance in the participant's account and bear interest fixed at 1% above the prime rate at the date of inception. Interest rates for loans range between 4.25% and 9.25% as of December 31, 2019. A participant may have no more than one loan outstanding at any one time. Interest income on participant loans is recorded when earned. If a participant ceases to make loan payments, the Plan Administrator will deem the participant loan to be a distribution in accordance with applicable legal requirements and the participant account balance will be reduced at the earliest permitted date as outlined in the Plan Document.
Receivables for Securities Sold
The Plan records investment transactions on a trade date basis. Transactions may take up to seven days to settle, therefore pending purchases and sales are recorded as a receivable or payable as of period end.
Participant Distributions
The Plan provides for several different types of participant withdrawals. Participants who have reached age 59 1/2 may make in-service withdrawals. Participants may request withdrawals before age 59 1/2 if they qualify for certain hardship withdrawals. Upon termination of service with the Company or death, the participant or beneficiary may receive a lump-sum amount equal to the vested amount in the participant's account or a partial distribution of such amount. A participant that terminates employment whose account balance is less than $5,000 will receive a distribution of their vested aggregate account balance without the consent of the participant. If the distribution is less than $1,000 the distribution will be made in the form of lump sum cash. If the distribution is greater than $1,000, but less than $5,000 the Administrator will pay the distribution in an automatic direct rollover to an individual retirement account.
Plan Termination
The Company expects the Plan to continue indefinitely, however, it reserves the right to terminate or amend the Plan to eliminate future benefits. If the Plan is terminated, participants will become 100% vested and account balances will be distributed by a lump-sum payment.

2.    Summary of Significant Accounting Policies
Principles of Reporting
The financial statements and schedules have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and the financial reporting requirements of ERISA and are maintained on an accrual basis except for participant distributions, which are reported when paid.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that may affect the amounts reported in the financial statements and related notes. As a result, actual results could differ from those estimates.

FORM 11-K 7

Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 3 for information regarding Fair Value Measurements).

The Wells Fargo Stable Value Fund C included in Plan assets receives interest based on crediting interest rates determined by the issuer. The underlying investments of the Fund consist of units of the Wells Fargo Stable Return Fund G.

A self-directed investment account is allowed for each participant who directs an investment outside of the investment options designated by the Plan Administrator. The self-directed account shall not share in trust fund earnings but will be charged or credited as appropriate with net earnings, gains, losses, and expenses, as well as any appreciation (depreciation) in market value attributable to such account during each plan year. Charles Schwab is asset custodian for the self-directed investment accounts.

Net change in the fair value of the investments consists of net realized and unrealized appreciation (depreciation). Each investment fund's appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

The common trust funds are issued by T. Rowe Price and Northern Trust and the underlying investments of the common trust funds include other bond, equity, and money market trusts.
Risks and Uncertainties
The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Administrative Expenses
Administrative expenses represent record keeping, transaction, and investment advisory fees paid to Charles Schwab and audit fees. Legal fees are paid by the Plan Sponsor.

3.    Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy has been established, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
There are three levels of inputs that may be used to measure fair value based on the following hierarchy:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities

•
Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

•	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A financial instrument's level within fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation techniques used for assets measured at fair value for the years ended December 31, 2019 and 2018:

•	Registered investment companies and self-directed accounts are valued at the market value of shares held at year end.

•
The investments held in common trust funds are valued at the net asset value of units held by the Plan at year end. Net asset value of units is derived from per share value of underlying publicly traded investments, net of assessed expenses.

8 Service Corporation International

The methods above described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There was no change in methodology for the year ended December 31, 2019.

The fair value of investments are categorized as follows:

		December 31,
	Value Hierarchy Level	2019	2018
Registered investment companies	1	$199,607,589	$159,153,556
SCI common stock	1	149,890,048	143,570,388
Self directed accounts	1	18,482,521	14,647,833
Interest-bearing cash	1	139,889	229,532
Total investments, at fair value		368,120,047	317,601,309
Common trust funds (a)		727,691,140	594,672,204
Total investments, at net asset value		727,691,140	594,672,204
Total investments		$1,095,811,187	$912,273,513
(a) This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances.

There were no transfers between the fair value levels during 2019 and 2018. For investments measured at net asset value there are no unfunded commitments and the investments are redeemable at any time with no restrictions.
4.    Income Taxes
In 2016, the Plan adopted a volume submitter profit sharing plan with cash-or-deferred arrangement (volume submitter plan). The volume submitter plan received a favorable opinion letter from the Internal Revenue Service on April 22, 2016, which declared that the volume submitter plan qualifies under section 401(a) of the Internal Revenue Code as being exempt from income taxes. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes that the Plan was qualified and was tax exempt as of the financial statement date.

The Plan Administrator believes that all significant tax positions utilized by the Plan will more likely than not be sustained upon examination. As of December 31, 2019, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2016 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the Statement of Changes in Net Assets Available for Benefits.

5.    Parties-in-Interest
Certain plan investments represent investments in common trust funds, registered investment companies, and self-directed accounts managed by Charles Schwab Bank, trustee of the Plan. Therefore transactions involving these common trust funds and registered investment companies qualify as exempt party-in-interest transactions. The Plan paid Charles Schwab Trust $1,294,344 related to record keeping and transaction fees for the year ended December 31, 2019.

At December 31, 2019 and 2018, approximately 13% and 15%, respectively, of the Plan assets were held in the form of shares of the Company's common stock. Transactions involving the Company's common stock qualify as party-in-interest transactions under the provisions of ERISA.
6.    Subsequent Events
Management has evaluated subsequent events through the date these financial statements were issued, and determined that there were no events or transactions which require recognition or disclosure in these financial statements other than what is noted below.

FORM 11-K 9

Recent Trends
During the first quarter of 2020, an outbreak of a novel strain of coronavirus (COVID-19) has spread worldwide and was declared a global pandemic by the World Health Organization on March 11, 2020. COVID-19 poses a threat to the economic well-being of the Plan and like most businesses world-wide, COVID-19 has impacted the Plan financially in regards to the market values of certain investment securities currently reported in the 2019 Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. However, the Plan Administrator cannot, with certainty, presently predict the scope, severity, or duration with which COVID-19 will ultimately impact the Plan's participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
On March 27, 2020, Congress enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") which contains certain relief provisions that apply to retirement plans in response to Plan participants who may have been negatively impacted by COVID-19. As part of the CARES Act, the Plan adopted the following loan and required minimum distribution provisions that became effective April 15, 2020:

•	a qualified participant may elect to take a participant loan up to $100,000, not to exceed the participants' vested balance;

•	a qualifying participant may delay outstanding retirement loan repayments for up to one year for loans due between March 27, 2020 to December 31, 2020; and

•	waiver of required minimum distributions for the calendar year 2020.
The above mentioned distributions must be made during the period of January 1, 2020 to December 31, 2020. The Plan did not adopt certain relief provisions included in the CARES Act in regards to qualified COVID-19 distributions; however the Plan Administrator continues to evaluate other provisions.
Investment Fund Changes
In the second quarter of 2020, the Plan made the following fund changes in order allow participants to more effectively manage their retirement assets through a simplified investment menu with improved quality and generally lower fees.
New Funds
The following funds will be added to the Plan (effective June 30, 2020):

New Fund	Ticker	Asset Category
Wells Fargo Stable Value Fund Class E	WSFTZ	Stable Value
Prudential Core Plus Bond Fund*	N/A	Intermediate Core-Plus Bond
SSgA Real Asset Fund*	N/A	World Allocation
T. Rowe Price U.S. Structured Research Equity Fund*	N/A	Large-Cap Blend
GW&K U.S. Small/Mid Cap Core Equity Fund*	N/A	Mid-Cap Blend
Arrowstreet International Equity ACWI Ex U.S. Fund*	N/A	Foreign Large Blend
Vanguard Total International Stock Index Fund	VTIAX	Foreign Large Blend

*	This investment option is a collective trust fund and is not a registered investment company.
Participants may elect to automatically transfer their existing funds into the new funds which will occur on June 30, 2020 or may elect to change their investment elections and transfer existing balances prior to June 30, 2020.

FORM 11-K 10

Removed Funds
The following funds will be removed from the Plan’s fund lineup and will be replaced as indicated below (effective June 30, 2020). As these changes are being applied universally to the Plan, participants will not be able to keep any existing investments from the old ("removed") funds.

Removed Fund	Ticker	Replaced Fund	Ticker	Asset Category
Wells Fargo Stable Value Fund C	WFVTZ	Wells Fargo Stable Value Fund Class E	WSFTZ	Stable Value
PIMCO Total Return Institutional Fund	PTTRX	Prudential Core Plus Bond Fund*	N/A	Intermediate Core- Plus Bond
PIMCO Real Return Fund	PRRIX	SSgA Real Asset Fund*	N/A	Inflation-Protected Bond
T. Rowe Price Retirement Balanced Active B Fund	TRBB	Qualified Default Investment Alternative (QDIA)**	N/A	Balanced
Invesco Diversified Dividend R6 Fund	LCEFX	T. Rowe Price U.S. Structured Research Equity Fund*	N/A	U.S. Large Cap Equity
American Funds AMCAP R6 Fund	RAFGX	T. Rowe Price U.S. Structured Research Equity Fund*	N/A	U.S. Large Cap Equity
JPMorgan Small Cap Value R6 Fund	JSVUX	GW&K U.S. Small/Mid Cap Core Equity Fund*	N/A	U.S. Small/Mid Cap Equity
Hartford Small Cap Growth HLS IA Fund	HISCX	GW&K U.S. Small/Mid Cap Core Equity Fund*	N/A	U.S. Small/Mid Cap Equity
DFA Large Cap International I Fund	DFALX	Arrowstreet International Equity ACWI Ex U.S. Fund*	N/A	International Equity
American Funds EuroPacific Growth R6	RERGX	Arrowstreet International Equity ACWI Ex U.S. Fund*	N/A	International Equity

*	This investment option is a collective trust fund and is not a registered investment company.

**	The QDIA is the T. Rowe Price Retirement Tr-B target date fund aligned with the year participants will reach age 65, as determined by the Plan.

FORM 11-K 11

SUPPLEMENTAL SCHEDULE
SCI 401(k) Retirement Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
EIN: 74-1488375 PIN: 002

(a) (b)	(c)	(d)	(e)
Identity of issuer, borrower, lessor or	Description of investment including maturity date,
similar party	rate of interest, collateral, par or maturity value	Cost	Current Value
Interest-Bearing Cash:
* Schwab	Schwab Government Money Investment Fund SH	**	$139,889
Self Directed Account:
* Personal Choice Retirement	Self Directed Account	**	18,482,521
Common Trust Funds:
T. Rowe Price	T. Rowe Price Retirement 2025 Active B Fund	**	113,144,325
T. Rowe Price	T. Rowe Price Retirement 2030 Active B Fund	**	96,089,831
T. Rowe Price	T. Rowe Price Retirement 2020 Active B Fund	**	82,693,234
T. Rowe Price	T. Rowe Price Retirement 2035 Active B Fund	**	88,742,751
T. Rowe Price	T. Rowe Price Retirement 2040 Active B Fund	**	63,735,468
T. Rowe Price	T. Rowe Price Retirement 2015 Active B Fund	**	43,652,178
T. Rowe Price	T. Rowe Price Retirement 2045 Active B Fund	**	43,317,447
T. Rowe Price	T. Rowe Price Retirement 2050 Active B Fund	**	31,071,255
T. Rowe Price	T. Rowe Price Retirement 2010 Active B Fund	**	20,915,130
T. Rowe Price	T. Rowe Price Retirement 2055 Active B Fund	**	17,434,263
T. Rowe Price	T. Rowe Price Retirement 2005 Active B Fund	**	10,341,977
T. Rowe Price	T. Rowe Price Retirement Balanced Active B Fund	**	9,171,024
T. Rowe Price	T. Rowe Price Retirement 2060 Active B Fund	**	3,089,676
Northern Trust Investments, Inc.	NT S&P 500 Index Fund CL 3	**	66,546,231
Wells Fargo	Wells Fargo Stable Value Fund C	**	37,746,350
Registered Investment Companies:
Vanguard Funds	Vanguard Extended Market Index Institutional Fund	**	24,448,437
American Funds	American Funds AMCAP R6 Fund	**	41,382,529
Invesco	Invesco Diversified Dividend R6 Fund	**	23,450,176
Pacific Investment Management Co	PIMCO Total Return Institutional Fund	**	19,028,144
Dimensional Funds	DFA Large Cap International I Fund	**	25,352,926
Vanguard	Vanguard Total Bond Market Index Fund	**	19,563,823
Hartford	Hartford Small Cap Growth HLS IA Fund	**	17,719,150
JP Morgan	JPMorgan Small Cap Value R6 Fund	**	9,233,251
Pacific Investment Management Co	PIMCO Real Return Fund	**	11,403,913
EuroPacific	American Funds EuroPacific Growth R6	**	8,025,240
Common Stock:
* Service Corporation International	SCI Common Stock	**	149,890,048
Total Investments			$1,095,811,187
* Participant Loans	Loans with interest rates of 4.25% to 9.25%		26,157,973
Schedule of Assets (Held at End of Year)			$1,121,969,160

*	Party-in-interest as defined by ERISA.

**	Cost omitted for participant directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

12 Service Corporation International

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the SCI 401(k) Retirement Savings Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCI 401(k) Retirement Savings Plan

Date:    June 29, 2020            By:    /s/ RONE LUCZYNSKI

Rone Luczynski
President
SCI Shared Resources, LLC

FORM 11-K 13